Mail Stop 4561
                                                      December 29,
2005

Michael V. Shustek
President and Chief Executive Officer
Vestin Realty Trust II, Inc.
8379 West Sunset Road
Las Vegas, NV 89113

Re:	Vestin Realty Trust II, Inc.
      Amendment No. 5 to Registration Statement on Form S-4
      Filed December 20, 2005
      File No. 333-125121

Dear Mr. Shustek:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1; however, we reissue the comment. Please disclose information about the alternative proposal(s), the meeting and the plans for the rescheduled meeting.

Financial Statements

Note C - Investments in Real Estate Loans, page F-14

2. We have reviewed your response to comment #5. Please restate your financial statements as of and for the period ending June 30, 2005 to reflect the following:

* Record legal and other expenses of approximately $590,000 and reduce the balance of investment in real estate loans by the same amount, to correct the capitalization of legal expenses into the principal balance of the restructured loan;
* Record an impairment of approximately $500,000 which reflects the difference between the present value of the cash flows to be received under the original note and the present value of the cash flows to be received under the restructured note, discounted at the effective interest rate of the loan, which should be based on the original contractual rate of 12.5%; and
* Restate your general valuation allowance to reflect the original general valuation allowance of $2,459,000 prior to your last amendment.

If you believe that your general valuation allowance at June 30,
2005
was overstated, that may be considered as an issue separate from the above restatement, but a more comprehensive and detailed analysis of the general valuation allowance than the one provided in your response would be necessary for us to consider such a restatement.

3. Please restate the notes to your financial statements to eliminate any references to the amount you are referring to as imputed interest
(approximately $860,000 or $839,000) related to the restructured note.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Special Counsel, at (202) 551-3852, or me at (202) 551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director


cc:	Hillel T. Cohn
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Michael V. Shustek
Vestin Realty Trust II, Inc.
December 29, 2005
Page 3